                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934

                   Consolidated Capital of North America, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    208892208
                                 (CUSIP Number)


              Thomas P. Gallagher, Esq., Gallagher, Briody & Butler
           212 Carnegie Center, Suite 402, Princeton, New Jersey 08540
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                FEBRUARY 4, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

===================
CUSIP No. 208892208
===================

--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Stone Pine Colorado, LLC
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) [X]
                 (b) []
--------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------
4                SOURCE OF FUNDS (see instructions)
                   OO
--------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 Not Applicable
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OR ORGANIZATION
                 Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7               SOLE VOTING POWER
         SHARES                                       8,638,003
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY           8               SHARED VOTING POWER
          EACH                                           -0-
        REPORTING        -------------------------------------------------------
         PERSON            9               SOLE DISPOSITIVE POWER
          WITH                                        6,656,867
                         -------------------------------------------------------
                           10              SHARED DISPOSITIVE POWER
                                                          -0-
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                          8,638,003
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES (See Instructions)                []
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 55.00%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

===================
CUSIP No. 208892208
===================

--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Stone Pine Capital, LLC
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) [X]
                 (b) []
--------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------
4                SOURCE OF FUNDS (see instructions)
                   OO
--------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 Not Applicable
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OR ORGANIZATION
                 Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7               SOLE VOTING POWER
         SHARES                                          -0-
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY            8               SHARED VOTING POWER
          EACH                                         8,638,003
        REPORTING        -------------------------------------------------------
         PERSON             9               SOLE DISPOSITIVE POWER
          WITH                                             -0-
                         -------------------------------------------------------
                            10              SHARED DISPOSITIVE POWER
                                                       6,656,867
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                             8,638,003
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES (See Instructions)                  []
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   55.00%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                    00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

===================
CUSIP No. 208892208
===================

--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Paul Bagley
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) [X]
                 (b) []
--------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------
4                SOURCE OF FUNDS (see instructions)
                   OO
--------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 Not Applicable
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OR ORGANIZATION
                 U.S.
--------------------------------------------------------------------------------
       NUMBER OF           7               SOLE VOTING POWER
         SHARES                                          -0-
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY            8               SHARED VOTING POWER
          EACH                                         8,638,003
        REPORTING        -------------------------------------------------------
         PERSON             9               SOLE DISPOSITIVE POWER
          WITH                                             -0-
                         -------------------------------------------------------
                            10              SHARED DISPOSITIVE POWER
                                                       6,656,867
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                             8,638,003
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES (See Instructions)                  []
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   55.00%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

===================
CUSIP No. 208892208
===================

--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Stone Pine Atlantic Equities, LLC
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) [X]
                 (b) []
--------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------
4                SOURCE OF FUNDS (see instructions)
                   OO
--------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 Not Applicable
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OR ORGANIZATION
                 Colorado

---------------------------
       NUMBER OF           7               SOLE VOTING POWER
         SHARES                                          -0-
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY           8               SHARED VOTING POWER
          EACH                                        8,638,003
        REPORTING        -------------------------------------------------------
         PERSON            9               SOLE DISPOSITIVE POWER
          WITH                                            -0-
                         -------------------------------------------------------
                           10              SHARED DISPOSITIVE POWER
                                                      6,656,867
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                             8,638,003
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES (See Instructions)                  []
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        55.00%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

===================
CUSIP No. 208892208
===================

--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 W. Duke DeGrassi
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) [X]
                 (b) []
--------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------
4                SOURCE OF FUNDS (see instructions)
                   OO
--------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 Not Applicable
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OR ORGANIZATION
                 Colorado

---------------------------
       NUMBER OF           7               SOLE VOTING POWER
         SHARES                                          -0-
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY           8               SHARED VOTING POWER
          EACH                                        8,638,003
        REPORTING        -------------------------------------------------------
         PERSON            9               SOLE DISPOSITIVE POWER
          WITH                                            -0-
                         -------------------------------------------------------
                           10              SHARED DISPOSITIVE POWER
                                                      6,656,867
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                             8,638,003
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES (See Instructions)                  []
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        55.00%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

===================
CUSIP No. 208892208
===================

--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Thompson H. Rogers
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) [X]
                 (b) []
--------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------
4                SOURCE OF FUNDS (see instructions)
                   OO
--------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 Not Applicable
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OR ORGANIZATION
                 United States of America

--------------------------------------------------------------------------------
       NUMBER OF           7               SOLE VOTING POWER
         SHARES                                           -0-
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY           8               SHARED VOTING POWER
          EACH                                        8,638,003
        REPORTING        -------------------------------------------------------
         PERSON            9               SOLE DISPOSITIVE POWER
          WITH                                            -0-
                         -------------------------------------------------------
                           10              SHARED DISPOSITIVE POWER
                                                      6,656,867
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                             8,638,003
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES (See Instructions)                  []
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   55.00%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

         This Amendment No. 1 amends and supplements the Schedule 13D filed by Stone Pine Colorado, LLC, Stone Pine Capital, LLC, Stone Pine Atlantic Equities, LLC, and Thompson H. Rogers with respect to the shares of common stock, par value $.0001 per share of Consolidated Capital North America, Inc., reported therein.

Item 2      Identity and Background

            Item 2 is hereby amended and supplemented to add the following:

                  (a) This statement is being filed jointly by (i) Stone Pine Colorado, LLC ("Stone Pine Colorado"), the entity which directly owns 6,656,867 of the Issuer's outstanding common stock (the "Shares"), (ii) the following entities and individuals who are members of Stone Pine Colorado (the "Members") and each own an equal voting interest in Stone Pine Colorado: Stone Pine Capital, LLC ("Stone Pine Capital"); Stone Pine Atlantic Equities, LLC ("Stone Pine Atlantic"); and Thompson H. Rogers; and (iv) the following persons who have been designated as the voting persons for Stone Pine Capital and Stone Pine Atlantic, respectively: Paul Bagley and W. Duke DeGrassi (the "Voting Persons"). Stone Pine Colorado, Stone Pine Capital, Stone Pine Atlantic, Thompson H. Rogers, Paul Bagley and W. Duke DeGrassi are referred to herein as the Reporting Persons and all references to Reporting Persons in the
Schedule 13D and any amendments thereto shall include the Voting Persons as Reporting Persons.

Item 5      Interest in Securities of the Issuer.


            Item 5 is hereby amended and supplemented to add the following information:

                  (a) On February 4, 1997, Stone Pine Colorado entered into agreements to transfer a total of 1,981,136 shares of the Issuer's common stock owned by Stone Pine Colorado to Atlantis Holding Corp. and Richard Herstone in consideration of certain services provided by such parties to Stone Pine Colorado (collectively the "Transferred Shares"). Stone Pine Colorado was granted a proxy to vote the Transferred Shares by the holders of the Transferred Shares until the earlier of the transfer by such parties of the Transferred Shares to nonaffiliates of such parties and February 4, 2000. As a result of the retention of voting control, the Reporting Persons may be deemed to be the beneficial owner of the Transferred Shares. The 1,981,136 Transferred Shares and the 6,656,867 shares held directly by Stone Pine Colorado (the "Retained Shares") together constitute 55% of the outstanding shares of common stock of the Issuer.

                  Each Reporting Person may be deemed a member of a group that shares voting power over the Transferred Shares and voting and dispositive power over the Retained Shares and accordingly may be deemed to beneficially own the Transferred Shares and the Retained Shares.

                  (b) The Retained Shares are directly owned by Stone Pine Colorado. J. Paul Bagley, III as the Manager of Stone Pine Colorado, has the right to vote the Retained Shares. The Members together have the right to dispose or direct the disposition of the Retained Shares.

                  J. Paul Bagley, III as the Manager of Stone Pine Colorado, has the right to vote the Transferred Shares. Stone Pine Colorado LLC does not have the right to dispose or direct the disposition of the Transferred Shares.

                  (c) Other than the disposition of the Transferred Shares, no Reporting Person effected any transaction in the common stock of the Issuer since the filing of its original Schedule 13D.

                  (d), (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is hereby amended and supplemented to add the following information:

                  See Item 5.

Item 7            Material to be Filed as Exhibits.


                  Item 7 is hereby amended and supplemented to add the following exhibits:

                  Exhibit 2 - Joint Filing Agreement.

                  Exhibit 3 - Voting Proxy Agreement with Atlantis Holding Corp.

                  Exhibit 4 - Voting Proxy Agreement with Richard Herstone.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            February 6, 1997                   STONE PINE COLORADO, LLC



                                         By:  /s/  J. Paul Bagley, III
                                              --------------------------------
                                              Name: J. Paul Bagley, III
                                              Title: Manager, Chairman of the
                                                     Board and Chief Executive
                                                     Officer

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            February 6, 1997           STONE PINE CAPITAL, LLC



                                             By:  /s/  J. Paul Bagley, III
                                                  -------------------------
                                                  Name:  J. Paul Bagley, III
                                                  Title: Manager, Chairman of
                                                         the Board and Chief
                                                         Executive Officer

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            February 6, 1997                /s/   J. Paul Bagley, III
                                                 --------------------------
                                                        J. Paul Bagley, III

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            February 6, 1997            STONE PINE ATLANTIC EQUITIES, LLC



                                              By:  /s/  J. Paul Bagley, III
                                                   ---------------------------
                                                   Name:  J. Paul Bagley, III
                                                   Title: Manager

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            February 6, 1997                /s/   W. Duke DeGrassi
                                                 --------------------------
                                                        W. Duke DeGrassi

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            February 6, 1997                /s/   Thompson H. Rogers
                                                 --------------------------
                                                        Thompson H. Rogers